

European Bank
for Reconstruction and Development

(ref: MTN 11/042)


SEC MAIL PROCESSING
RECEIVED
APR 26 2011
WASH, D.C.
200
SECTION

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

26 April 2011

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 26 April 2011, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
BRL 325,000,000 9.00% Notes due 28 April 2014
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 26 April 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("BRL") 325,000,000 9.00% Notes due 28 April 2014 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 and a Registration Document dated 11 August 2010, as supplemented by a Securities Note (which includes a Pricing Supplement) and a Summary Note substantially in the forms of Exhibits d(iii), d(iv) and d(v) to this Report (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 26 April 2011 provided by J.P. Morgan Securities Ltd. ("JPM") pursuant to a Programme Agreement dated 11 August 2010 (the "Programme Agreement"), JPM has agreed to purchase the Notes. The obligations of JPM are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.8085%	1.375%	99.4335%
Total	BRL 327,627,625	BRL 4,468,750	BRL 323,158,875

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

JPM has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 26 April 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Registration Document dated 11 August 2010.*
(iii) The Securities Note.
(iv) The Summary Note.
(v) The Pricing Supplement.

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

J.P.Morgan

26 April 2011

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
BRL325,000,000 9.00 per cent. Notes due 28 April 2014 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD 2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.1875 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.1875 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are BRL323,158,875 (payable in USD in the amount of USD204,790,161.60) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.



By: ....
Authorised signatory

Pricing Supplement

26 April 2011

European Bank for Reconstruction and Development
BRL325,000,000 9.00 per cent. Notes due 28 April 2014 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL325,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	28 April 2011
5	Issue Price:	100.8085 per cent.
6	Maturity Date:	28 April 2014
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	BRL5,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Citivic Nominees Limited

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		28 April 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.00 per cent. per annum. For the avoidance of doubt, BRL 450 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	28 April in each year commencing 28 April 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto

20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	**Federative Republic of Brazil** The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian

		legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	061898395
	ISIN Code:	XS0618983950
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 28 April 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Duly Authorised Officer

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 4 May 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited (**"S&P"**), an Aaa credit rating from Moody's Investors Service Limited (**"Moody's"**) and an AAA credit rating from Fitch France S.A.S. (**"Fitch"**). As defined by S&P, an **"AAA"** rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an **"Aaa"** rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an **"AAA"** rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union but not registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be BRL323,158,875 but payable in USD in the amount of USD204,790,161.60) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	BRL323,158,875 (USD equivalent: USD204,790,161.60)

(iii) Estimated total expenses: £10,000

6 YIELD

Indication of yield: 8.682 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL450 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the web site of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day following the determination of the occurrence of a Price Source Disruption Event the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the applicable Rate Fixing Date for settlement two Brazil Business Days thereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, New York and TARGET;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Indicative Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010 – December 2010	1.8950	1.6530
January 2011 – March 2011	1.6891	1.6288

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE DEALER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.



European Bank
for Reconstruction and Development

(ref: MTN 11/042)



SEC MAIL PROCESSING
RECEIVED
APR 2 6 2011
WASH, D.C.
200
SECTION

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

26 April 2011

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 26 April 2011, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
BRL 325,000,000 9.00% Notes due 28 April 2014
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 26 April 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("BRL") 325,000,000 9.00% Notes due 28 April 2014 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 and a Registration Document dated 11 August 2010, as supplemented by a Securities Note (which includes a Pricing Supplement) and a Summary Note substantially in the forms of Exhibits d(iii), d(iv) and d(v) to this Report (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 26 April 2011 provided by J.P. Morgan Securities Ltd. ("JPM") pursuant to a Programme Agreement dated 11 August 2010 (the "Programme Agreement"), JPM has agreed to purchase the Notes. The obligations of JPM are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.8085%	1.375%	99.4335%
Total	BRL 327,627,625	BRL 4,468,750	BRL 323,158,875

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

JPM has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 26 April 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Registration Document dated 11 August 2010.*
(iii) The Securities Note.
(iv) The Summary Note.
(v) The Pricing Supplement.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

J.P.Morgan

26 April 2011

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
BRL325,000,000 9.00 per cent. Notes due 28 April 2014 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD 2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.1875 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.1875 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are BRL323,158,875 (payable in USD in the amount of USD204,790,161.60) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.

By: 
Authorised signatory

Pricing Supplement

26 April 2011

European Bank for Reconstruction and Development
BRL325,000,000 9.00 per cent. Notes due 28 April 2014 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:		BRL325,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		28 April 2011
5	Issue Price:		100.8085 per cent.
6	Maturity Date:		28 April 2014
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		BRL5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		28 April 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.00 per cent. per annum. For the avoidance of doubt, BRL 450 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	28 April in each year commencing 28 April 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto

20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	**Federative Republic of Brazil** The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian

		legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	061898395
	ISIN Code:	XS0618983950
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 28 April 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Duly Authorised Officer

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 4 May 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "**AAA**" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "**Aaa**" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "**AAA**" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union but not registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be BRL323,158,875 but payable in USD in the amount of USD204,790,161.60) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii) Estimated net proceeds: BRL323,158,875 (USD equivalent: USD204,790,161.60)

(iii) Estimated total expenses: £10,000

6 YIELD

Indication of yield: 8.682 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL450 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the web site of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day following the determination of the occurrence of a Price Source Disruption Event the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the applicable Rate Fixing Date for settlement two Brazil Business Days thereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, New York and TARGET;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Indicative Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010 – December 2010	1.8950	1.6530
January 2011 – March 2011	1.6891	1.6288

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE DEALER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.